Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Merrill Lynch & Co., Inc.
(Commission File No. 001-07182)
October 2, 2008
Investors May Contact:
Kevin Stitt, Bank of America, 1.704.386.5667
Lee McEntire, Bank of America, 1.704.388.6780
Reporters May Contact:
Scott Silvestri, Bank of America, 1.980.388.9921
scott.silvestri@bankofamerica.com
Ken Lewis Announces John Thain Role With Bank of America
CHARLOTTE – Bank of America Chairman and Chief Executive Officer Ken Lewis today announced that John Thain, current chairman and chief executive officer of Merrill Lynch, will have a major role in the combined companies. Lewis also announced that Brian Moynihan will continue as president of Global Corporate and Investment Banking at Bank of America until the merger, and will take on a key newly created enterprise-wide role effective immediately.
Thain will become president of Global Banking, Securities and Wealth Management in the combined company once the merger is completed. His responsibilities will include what is now in Global Corporate and Investment Banking (GCIB) and most of what is now in Global Wealth and Investment Management (GWIM) at Bank of America which will be merged with similar functions at Merrill Lynch.
“I am delighted that John has agreed to join Bank of America,” Lewis said. “His experience and expertise will be invaluable as we put our two companies together and move forward as the premier financial services company in the world.”
“This is an opportunity to create what will be the leading financial institution in the world. Combining these two companies will create great value for our shareholders and clients around the world,” said Thain. “I look forward to working with Ken and the business leaders at both companies as we build the world’s premiere financial services firm.”
Moynihan will continue as president of GCIB until the merger occurs. After that, he will become President of Private Equity and Global Operations reporting to Lewis. The Bank of America private equity business, LaSalle Global Trust Services, Enterprise Technology and Delivery, Legal, and Supply Chain Management will begin reporting to him immediately.
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“Our company will look quite different after the merger,” Lewis said. “I have asked Brian to lead an effort that will redefine our business model, taking into account the strengths of both predecessor companies and our extensive opportunities around the world. Brian’s background in corporate development, wealth management and corporate and investment banking make him the ideal person to lead this initiative. As part of this effort, he is to ensure that we have optimized our infrastructure investments to drive growth in the merged company.”
Moynihan will also be the Bank of America assessment business lead for the transition, working with Tom Sanzone, Merrill Lynch executive vice president and chief administrative officer, who will perform that function for Merrill Lynch. They will work to ensure that the companies come together in an optimum way to take advantage of future business opportunities. Jim Eckerle, current Enterprise Transition executive at Bank of America, will have that role responsible for effective and efficient transitions covering LaSalle, Countrywide and Merrill Lynch.
Bank of America
Bank of America is one of the world’s largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The company provides unmatched convenience in the United States, serving more than 59 million consumer and small business relationships with more than 6,100 retail banking offices, more than 18,500 ATMs and award-winning online banking with more than 25 million active users. Bank of America offers industry leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients in more than 150 countries and has relationships with 99 percent of the U.S. Fortune 500 companies and 83 percent of the Fortune Global 500. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.
Additional Information About this Transaction
In connection with the proposed merger, Bank of America has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Bank of America and Merrill Lynch that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch will mail the definitive joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings”. You may also obtain these documents, free of charge, from Merrill Lynch’s website

(www.ml.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”
Proxy Solicitation
Bank of America, Merrill Lynch and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in the definitive joint proxy statement/prospectus. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Merrill Lynch’s executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the contact information above.
www.bankofamerica.com
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